SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.






                                   FORM U-6B-2






                           CERTIFICATE OF NOTIFICATION




            Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.






                  Certificate is filed by Ohio Power Company.






            This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.



1.    Type of security or securities:

            Floating Rate Notes, Series A, Due 2001

2. Issue, renewal or guaranty:

            Issuance

3. Principal amount of each security:

            $ 75,000,000

4. Rate of interest per annum of each security:

            Reset quarterly based on the three-month LIBOR rate plus 0.50%.

5. Date of issue, renewal or guaranty of each security:

            May 22, 2000

6. If renewal of security, give date of original issue:

            Not applicable

7. Date of maturity of each security:

            May 16, 2001

8. Name of persons to whom each security was issued, renewed or guaranteed:

            CEDE & Co., a nominee of The Depository Trust Company

9. Collateral given with each security:

            None

10. Consideration received for each security:

            Consideration received in amount of $74,887,500

11. Application of proceeds of each security:

            The net proceeds from the sale of the securities were used to redeem certain of the Company's securities, to fund its construction program and to repay short-term debt.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by public utility subsidiaries of registered holding companies


                               OHIO POWER COMPANY


                               /s/ John F. Di Lorenzo, Jr.__
                                    John F. Di Lorenzo, Jr.
                                    Secretary


Dated:      July 24, 2000